Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                November 5, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1377
              Barrow American Top 40: Mid-Cap Portfolio, Series 1
                       File Nos. 333-206952 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter is in response to your comment letter dated October 14, 2015 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1377, filed on September 15, 2015, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Barrow American Top 40 Portfolio, Series 1. Please note that the name of the Trust has been changed to Barrow American Top 40: Mid-Cap Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection

     1. The first bullet point in this section states that the security selection screening excludes issuers that "are not U.S.-based or that are not subject to regular reporting." Please define "U.S. based" and "regular reporting" in this bullet point.

     Response: The disclosure in the first and the fourth bullets of the "Security Selection" section have been revised in response to your comment.

     2. The third bullet point in this section states that securities with market capitalizations smaller or larger than the 15th and 85th percentiles, respectively, of companies in the Russell Midcap Index are excluded. Please disclose, as of a recent date, the market capitalization range of companies that fall within the 15th and 85th percentile of the Russell Midcap Index.

     Response: The disclosure has been revised to state that, as of October 31, 2015, the market capitalizations of the companies in the Russell Midcap Index between the 15th and 85th percentiles were $2.4 billion and $13.3 billion, respectively.

     3. The fifth bullet point in this section states that the top-ranked companies in each of the Barrow focus sectors are selected. Since the name of the Trust includes the number "40," please revise this bullet point to state that the 40 top ranked companies are selected.

     Response: The disclosure has been changed in response to your comment.

     4. Please add a risk disclosing that securities selected pursuant to the Trust's investment strategy and security selection screens may not perform as intended.

     Response: The disclosure has been changed in response to your comment.

ADDITIONAL REVISIONS

     The Trust has changed its name to the Barrow American Top 40: Mid-Cap Portfolio, Series 1. Consequently, the first sentence of the "Principal Investment Strategy" section has been replaced with the following:

     Under normal circumstances, the trust will invest at least 80% of the value of its assets in a portfolio of U.S. common stocks of mid-capitalization companies.

     In addition, based on a preliminary portfolio for the Trust, the Trust will invest less than 10% of its assets in master limited partnership securities. As a result, additional disclosure in the "Security Selection" section and a risk factor have been added to the Prospectus regarding the Trust's investment in a master limited partnership.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren